UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 333-161557

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5051

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition.

On June 1, 2010, China Ceramics Co., Ltd. (the “Company”) issued a press release disclosing financial results for the first quarter ended March 31, 2010. A copy of the press release making the announcement is attached as Exhibit 99.1.

Other Events.

Pursuant to the merger and stock purchase agreement pursuant to which the Company acquired Success Winner, 8,185,763 shares of the Company’s common shares were placed in escrow, to be released to Wong Kung Tok in the event that certain conditions were met.  On May 26, 2010, pursuant to the terms of the acquisition agreement, the Company issued 1,214,127 shares to Mr. Wong.  The remaining shares remain in escrow.

On May 26 and 27, 2010, pursuant to the terms of certain Warrant Purchase Agreements dated May 25, 2009, the Company purchased an aggregate of 996,051 public warrants of the Company, each warrant to purchase one ordinary share of the Company, for a purchase price of $1.00 per warrant (or an aggregate purchase price of $996,051) from certain shareholders of the Company.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release relating to financial results for the first quarter dated June 1, 2010
99.2	Press release relating to the purchase of warrants dated June 1, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 1, 2010

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release relating to financial results for the first quarter dated June 1, 2010
99.2	Press release relating to the purchase of warrants dated June 1, 2010